Tauriga Sciences, Inc. 555 Madison Avenue 5th Floor New York, NY T: +1 (917) 796-9926

August 13, 2019

Via Edgar Correspondence

Ms. Christine Westbrook

Office of Healthcare & Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Tauriga Sciences, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed August 7, 2019
File No. 000-53723

Dear Ms. Westbrook:

We have received your correspondence dated August 12, 2019. We have addressed your comment by reproducing below each comment and providing our response immediately thereafter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on July 29, 2019

Proposal 1 – Approval of Amendment to the Articles of Incorporation to Increase Shares of Common Stock

Current Obligations of the Company to Issue Shares under Certain Convertible Note Agreements, page 10

1.	We note your response to comment 1. Please expand your disclosure to include the conversion rate and default terms applicable to the convertible debt instrument, dated July 22, 2019.

We will provide the information and disclosure requested by the Staff in its letter dated August 12, 2019 on page 10 of the Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A.

We confirm that we are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Respectfully submitted,

Seth M. Shaw

Chief Executive Officer